[CARDINAL FINANCIAL CORPORATION LETTERHEAD]

March 24, 2016

BY EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Cardinal Financial Corporation

Registration Statement on Form S-3

File No. 333-210254

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”) Cardinal Financial Corporation (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the “Registration Statement”), be accelerated so that it will become effective under the Securities Act at 12:00 p.m. on March 25, 2016, or as soon thereafter as practicable.

The Company acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Sincerely,

CARDINAL FINANCIAL CORPORATION

/s/ Mark A. Wendel
Executive Vice President and Chief Financial Officer